UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

GENIUS SPORTS LIMITED

(Name of Subject Company and Filing Person (issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G3934V 117

(CUSIP Number of Class of Securities)

Genius Sports Group

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

Telephone: +44 (0) 20 7851 4060

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ross M. Leff, P.C. Tamar Donikyan Allison C. Bell Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Donald J. Puglisi Puglisi & Associates 850 Library Avenue #204 Newark, Delaware 19711 Telephone: (302) 738-6680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2022 (as amended and supplemented from time to time, the “Schedule TO”) by Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company,” “us” or “we”). The Schedule TO relates to the consent solicitation (the “Consent Solicitation”) by the Company from each holder of the Company’s warrants (as defined below) to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II (“dMY”), which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Prospectus dated November 18, 2022, are hereby amended and supplemented by adding the following paragraphs thereto:

“On December 16, 2022, the Company announced an extension of the Expiration Date to 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which the Company may further extend. The procedures regarding the extension of the Expiration Date are described in “The Consent Solicitation” of the Prospectus.

The press release announcing the extension of the Consent Solicitation is attached as Exhibit (a)(5)(C) to the Schedule TO and incorporated herein by reference.”

Amendments to the Consent Solicitation and the Other Exhibits to the Schedule TO.

The information set forth in Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“All references in each of the Prospectus (Exhibit (a)(1)(A)) and Notice to the Registered Holders of the Warrants (Exhibit (a)(5)(B)) to the Expiration Date being “11:59 p.m., Eastern Time, on December 16, 2022” are hereby amended and replaced with “11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which the Company may further extend.”

Item 12. Exhibits.

Item 12(a) of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Item 12(a)

Exhibit No.	Description

(a)(5)(C)	Press Release, dated December 16, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIUS SPORTS LIMITED

Date: December 16, 2022	By:	/s/ Nicholas Taylor
	Name:	Nicholas Taylor
	Title:	Chief Financial Officer

	By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States